UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-35927

Check One: ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form NSAR

For the period ended: December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form NSAR

                  For the transition period ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Air Industries Group

Former Name if Applicable: N/A

Address of Principal Executive Office:	360 Motor Parkway, Suite 100 Hauppauge, NY 11788

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒      (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐       (c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-QSB, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Air Industries Group (the "Company") is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2015 due to a delay in completing the financial statements required to be included therein, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

(Name)	(Area Code)	(Telephone Number)
James Sartori	631	881-4920

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☒ No ☐

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

Air Industries Group
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2016

Air Industries Group

By:	/s/ James Sartori
James Sartori
Chief Accounting Officer

Attachment to Air Industries Group Form 12b-25 concerning Annual Report on Form 10-K for the fiscal year ended December 31, 2015

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

The Company expects to report a net loss of approximately $832,000 for the fiscal year ended December 31, 2015, as compared to net income of $667,000 for the fiscal year ended December 31, 2014. This change resulted primarily from the pre-tax loss of approximately $3.3 million incurred during fiscal 2015 by our Turbine Engine Components segment which is comprised of two companies which were acquired in October 2014 and March 2015.    In contrast, pre-tax income of our Complex Machining segment improved from $711,000 for fiscal 2014 to $1,825,000 for fiscal 2015, and pre-tax income of our Aerostructures & Electronics segment improved from a loss of $554,000 for fiscal 2014 to pre-tax income of $386,000 for fiscal 2015.

Factors which contributed to the our net loss in fiscal 2015 included an increase in our year over year operating expenses of approximately 38%, as compared to a year over year increase in our net sales of 25%.  Similarly, our interest and financing costs increased by approximately 43% due largely to the increased debt incurred in connection with acquisitions during 2014 and 2015.